

November 17, 2011

Via E-mail
Marcus S. Ryu
President and Chief Executive Officer
Guidewire Software, Inc.
2211 Bridgepointe Parkway
San Mateo, CA 94404

> **Re: Guidewire Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2011**
> **File No. 333-176667**

Dear Mr. Ryu:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to those provided in our letter dated September 2, 2011.

Prospectus Summary, page 1

1.   We note your response to prior comment 2 and your related revisions to the prospectus summary. It appears you should disclose more clearly the effective control your two largest shareholders will likely continue to have over the company following the offering. In this regard, please further revise your summary disclosure to state, if accurate, that U.S. Venture Partners and Bay Partners (and their respective affiliates) will likely continue to have effective control over the company following the offering. This comment applies to your related risk factor disclosure on page 31 as well.

2.   Your response to prior comment 2 states that the company considered disclosing on the cover page the risks related to the substantial control insiders may have over the company following the IPO, but determined that disclosure in the summary instead "gave the information the proper prominence for investors." Please provide further support for this determination, given the substantial control your two largest stockholders will likely continue to have over corporate affairs requiring stockholder approval following the offering.

Risk Factors

"Assertions by third parties of infringement…," page 13

3.   We note your response to prior comment 8 relating to the Accenture litigation, and the revised disclosure provided on page 12 describing the settlement of this litigation. You disclose that if Accenture is successful in its appeal relating to the '284 patent, the company has agreed to pay Accenture an additional $20 million, or the company may instead elect to pay Accenture $15 million at any time prior to an initial determination by the appeals court. Given the remaining uncertainties associated with the settlement and the amounts at issue, it appears that the risks associated with the Accenture settlement should be presented under a separate risk factor heading. Please revise.

"We and our customers rely on technology and intellectual property…," page 20

4.   We note your response to prior comment 10 relating to your use of proprietary information licensed from Insurance Services Offices, Inc. It remains unclear from your response and from your revised disclosure how you concluded that you are not materially or substantially dependent on the ISO license. The fact that the company does not directly license to its customers any technology or software tools from ISO is not dispositive as to whether you are dependent on the license. Please explain to us more clearly and thoroughly the nature of the "insurance-industry proprietary interface information" you license from ISO and the role this licensed information plays in your business, as well as how you determined that you are not materially dependent on the ISO license.

Risks Relating to Our Business and Industry

"If we fail to maintain effective internal control over financial reporting…," page 29

5.   We note from disclosure on page 64 that you corrected certain errors relating to your accounting for income taxes during the quarter ended July 31, 2011. Please tell us how you considered whether a material weakness exists or existed with regard to your accounting for income taxes. If you determined that there is or was a material weakness in your internal controls, please tell us what consideration you gave to discussing here the material weakness, along with any remediation actions that you have taken or intend to take. In this regard, we acknowledge, as you state in your risk factor, that you are not yet subject to Section 404 of the Sarbanes-Oxley Act, but information regarding an identified material weakness may nonetheless be significant to potential investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quarterly Results of Operations

Quarterly Trends, page 63

6.   We again refer to your disclosure on page 64 that you corrected certain errors during the quarter ended July 31, 2011 that arose in the prior quarters of 2011. Please revise to label the appropriate column headings in your table of quarterly results of operations as "restated" for the quarters impacted by the errors.

Critical Accounting Policies and Estimates

Stock-based Compensation, page 68

7.   We note your response to prior comment 20 and your revised disclosures regarding improvements in your operating performance and positive developments in litigation matters that factored into the increase in the fair value of your common stock between January 31, 2011 and April 30, 2011. However, we also note that increases in the fair value of your common stock between other valuation dates are not supported by similar disclosure. In this regard, the fair value of your common stock increased 15% between July 21, 2011 and September 14, 2011, but the specific factors contributing to the growth are not disclosed. Please revise to explain the growth in the fair value of your common stock between each valuation date.

8.   We note your response to prior comment 23 regarding your use of a straight-line methodology in determining the fair value of restricted stock units (RSUs). We further note that the straight-line method was not used to determine fair value of the awards granted on July 21, 2011, and that you disclose that "the capital markets were extremely volatile during the quarter, which our board of directors believed would have offset any improvements in the results of the business from a valuation perspective." While the capital markets may have been volatile during the quarter, given the increase in the company's stock price as of September 14, 2011, please clarify why you did not consistently apply a straight-line methodology in determining fair value for grants made between valuation dates, considering the valuation was as of a specific date prior to the downturn in the market, and why you believe that the value of your common stock would not have changed since the April 30, 2011 valuation.

9.   We note your response to prior comment 24, in which you indicate that risk-adjusted discount rates were determined based on historical expected rates of return adjusted for company-specific risks. Please tell us and revise to disclose the discount rate component, as well as each component of company-specific risk, at each valuation date including September 14, 2011.

Management

Compensation

Executive Compensation Program Elements

Equity Compensation, page 107

10.   The summary compensation table reflects that the company awarded Mr. Ryu over $6 million in stock awards for fiscal year 2011, based upon the aggregate grant date fair value of the equity awards calculated in accordance with ASC Topic 718. Please ensure that your compensation discussion and analysis provides a materially-complete explanation of how the company determined to award Mr. Ryu equity awards in this amount for the fiscal year. Refer to Item 402(b)(1)(v) of Regulation S-K. We note disclosure on page 108 stating that in March 2011 the company awarded RSUs covering 878,800 shares of common stock to Mr. Ryu in connection with his promotion to the positions of President and CEO, and we note further the discussion beginning on page 109 of the performance conditions to which vesting of certain of Mr. Ryu's RSUs are subject. Please elaborate, however, on how the compensation committee determined the size of the equity awards granted to Mr. Ryu.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Policies and Estimates

Revenue Recognition, page F-10

11.   We note your response to prior comment 41, in which you indicate that term licenses generally range from 3 to 7 years. We also note your response to prior comment 43 advising that when the company cannot make reliable estimates of total project implementation and when it is reasonably assured that no loss will be incurred under such arrangements, the zero profit margin method is applied. Please revise to disclose this information in your revenue recognition policy.

Note 5. Commitments and Contingencies

Legal Proceedings, page F-18

12.   We note that on October 13, 2011, you agreed to resolve all outstanding patent litigation with Accenture, which included a $10 million payment to Accenture with the possibility of an additional payment of up to $20 million. Please explain in further detail why you were not able to reasonably estimate a range of possible loss as of the date of your last filing. As part of your response, please provide us with a timeline of significant events relating to the negotiation of the settlement with Accenture.

Note 8. Stock Option plans

2009 Stock Plan, page F-23

13.   We note your disclosure that the options exercisable as of July 31, 2011 include options that are exercisable prior to vesting. Please clarify the terms of these options, including whether the company has the right to repurchase the shares issued upon early exercise and the repurchase price. Additionally, please tell us how you are accounting for options that are exercised prior to vesting.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert Donohue, General Counsel
        Craig M. Schmitz, Goodwin Proctor, LLP